K&L Gates llp Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202

t 704.331.7400 www.klgates.com
July 9, 2010
VIA EDGAR AND FEDEX
H. Christopher Owings
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Primo Water Corporation Amendment No. 3 to Registration Statement on Form S-1 Filed June 28, 2010 File No. 333-165452
Dear Mr. Owings:
     On behalf of our client Primo Water Corporation (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated July 6, 2010 addressed to the Company with respect to the above referenced filing. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 4 to the Registration Statement (the “Amendment”), responding to the Staff’s comments. For your convenience of reference, we have included the Staff’s comments below in bold text with the Company’s corresponding responses to such comments.
Prospectus Coverpage
1.	We note your response to comment two in our letter dated June 21, 2010. In the third paragraph, please disclose amount of the proceeds and the number of additional shares that you plan to issue directly to Culligan Store Solutions, LLC to fund the Culligan Refill Acquisition. Please also clarify that concurrent with this offering, you are issuing shares in a private placement directly to Culligan.
Response: The Company has revised the Prospectus Coverpage to include the amount of the proceeds of the offering and from borrowings under its new senior revolving credit facility it intends to use and a placeholder for the number of additional shares it plans to issue directly to Culligan Store Solutions, LLC to fund the Culligan Refill Acquisition and to clarify that such shares will be issued in a private placement. The actual the number of shares to be issued in the private placement will be provided in a subsequent amendment to the Registration Statement once the Company determines the pricing range for the offering.

H. Christopher Owings
July 9, 2010

Prospectus Summary, page 1
Culligan Asset Purchase Agreement, page 3
2.	We note your response to comment six in our letter dated June 21, 2010. Please also include the risk factor disclosure you added on page 27 in this section.
Response: The Company has revised its disclosure to include the above-mentioned risk factor disclosure in the “Culligan Refill Acquisition” section of the Prospectus Summary. See page 3.
Unaudited Pro Forma Consolidated Financial Data, page 40
Unaudited Pro Forma Consolidated Balance Sheet, page 41
3.	We have reviewed your response to comment 13 in our letter dated June 21, 2010. Either clarify your disclosure to indicate that the $0.9 million of offering costs capitalized to date is not reflected in the $72.4 million net proceeds amount or revise the $72.4 million net proceeds amount to include the $0.9 million. Your current disclosure suggests that the $72.4 million is net of all offering costs.
Response: The Company has revised its disclosure to indicate that the $0.9 million of offering costs capitalized to date is not reflected in the $72.4 million net proceeds amount. See page 42.
4.	We have reviewed your response to the first and second bullet points in comment 15 in our letter dated June 21, 2010 and have the following additional comments:
•	In your response to our first bullet point, you state that the book value of the Culligan business was significantly depreciated and you offer an explanation of the premium over book value. Given that our first bullet point asked you to explain the large premium that will be paid in excess of the fair value of the net assets acquired (i.e. the goodwill), it is unclear to us why a discussion of the book value of the acquired assets is relevant. If you believe that the acquired fixed assets and customer contracts have a longer remaining economic life than Culligan had assigned to them, this should be reflected in your purchase price allocation by assigning a greater fair value to these assets than the book value seen on Culligan’s books; however, this would not impact the amount of the purchase price allocated to goodwill. Therefore, it remains unclear to us how your response explains why you are willing to pay such a large premium over the fair value of the net assets acquired. Please advise.
•	Also, as previously requested, please explain how you determined the existence and fair value of items, other than goodwill, to which the purchase price was allocated. In doing so, tell us how you considered valuing identifiable intangible assets other than customer lists, such as, but not limited to, non-compete agreements, a one year license of the Culligan tradename and contractual assets for acquired service provider networks and dealer service agreements, and how you determined that these intangible assets did not require recognition in accordance with ASC 805-20.

H. Christopher Owings
July 9, 2010

Response: The Company acknowledges the Staff’s comment and initially advises it that certain references to “book value” in the response to comment 15 in our letter dated June 28, 2010 should have been to “fair value”. The third paragraph of note (k) to the unaudited pro forma consolidated balance sheet on page 42 of the Amendment has been correspondingly revised.
The Company advises the Staff that the amount of the purchase price to be paid in the Culligan Refill Acquisition in excess of the fair value of the purchased assets is attributable to (a) the factors described in note (k) to the unaudited pro forma consolidated balance sheet on page 42 of the Amendment, (b) the factors identified in the first bullet point of the response to comment 15 in our letter dated June 28, 2010 and (c) the favorable outlook for growth in the water vending industry generally. The Company anticipates both net sales and earnings before interest, taxes, depreciation and amortization for the Culligan Refill Business increasing in the future. The Company anticipates growth of the Culligan Refill Business as a result of opening a significant number of new store locations with the existing business serving as the platform for that growth. A July 2010 industry study Bottled Water in the U.S. by Beverage Marketing indicates that, while the water bottle industry declined by 5.2% in 2009, the water vending segment of the industry increased 6.1% in 2009. Although the purchase price being paid by the Company in the Culligan Refill Acquisition reflects a high EBITDA multiple, the anticipated growth in cash flow of the business results in an internal rate of return that the Company believes is in line with market and industry expectations.
The Company notes that the anticipated growth in the Culligan Refill Business and the EBITDA purchase price multiple being paid is not tied to the use of the “Culligan” name for one year, Culligan’s agreement not to compete or the Culligan dealer network. As a result of this and for the other reasons described below, the Company believes these intangible assets do not require recognition in accordance with ASC 805-20
The Company intends to use the “Culligan” name for as short a time period as possible and estimates that it will use such name for significantly less than the twelve-month term of the trademark license agreement. The Company does not anticipate any loss of revenue when it ceases using the “Culligan” name. The Company believes the location of refill stations within its customers’ retail stores is the factor that dominates the consumer’s purchase decision and that end users will rely on the refill service regardless of the trade name under which it is conducted. The lack of importance associated with the name is reflected in the nominal amount spent in the past by Culligan relating to promoting the Culligan brand with respect to the Culligan Refill Business.
The Company believes Culligan’s agreement not to compete has immaterial or no value for several reasons. The Company notes that Culligan owned the refill business for 15 years before deciding to exit and did not reinvest in the water vending business in any material way during its ownership period. The Company further believes that Culligan’s primary business and financial interests lie outside of the water vending industry as this business unit represented less than 4% of Culligan’s total worldwide revenues for 2009. Further, the Company does not believe Culligan is retaining technological expertise or industry knowledge that could pose a competitive threat in the refill business.

H. Christopher Owings
July 9, 2010

The Company believes the existing Culligan Store Solutions dealer network is of minimal importance to a likely buyer of the business. A strategic buyer, such as the Company, would likely have its own network upon which to rely to perform the services provided by the CSS dealer network. CSS’s customers are often themselves willing to provide certain routine services provided by the CSS dealer network including services such as cleaning and maintaining the refill vending machines. Indicative of the lack of importance of the dealer network to a market participant is the Company’s plan to reduce significantly and consolidate the number of dealers used in the Culligan Refill Business after the closing of the Culligan Refill Acquisition. Finally, the contracts pursuant to which the dealers provide services were viewed by the Company as having no or nominal value because they do not require the dealers to provide services and instead simply give the dealers the option of providing the service requested.
The Company believes the particular facts related to its purchase of the Culligan Refill Business support both the purchase price paid and the allocation of the purchase price among the assets acquired.
5.	We have reviewed your response to the third bullet point in comment 15 in our letter dated June 21, 2010. We note your reference to ASC 712 in accounting for severance payments that will be made to terminated Culligan employees. Please provide us with your analysis of why it is more appropriate to account for these severance payments under ASC 712 than under ASC 420.
Response: The Company acknowledges the Staff’s comment and advises the Staff that with regard to the potential severance obligations to employees not offered employment upon completion of the Culligan Refill Acquisition, the Company expects to account for those obligations in accordance with the guidance of ASC 420.
Unaudited Pro Forma Consolidated Statement of Operations, page 43
6.	We note your response to comment 17 in our letter dated June 21, 2010 and have the following additional comments:
•	We note your response to prior comment 15 regarding severance obligations to Culligan employees to whom you do not make an offer of employment and, under limited circumstances, to those employees who do not accept your offer of employment. Please tell us how you considered these severance costs when conforming to the disclosure guidance in Rule 11-02(b)(5) of Regulation S-X.

•	Please note that Rule 11-02(b)(5) of Regulation S-X indicates that you should present income or loss from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Please revise your pro forma statements of operations to present only the portion of your historical statements of operations through the line titled “Income (loss) from continuing operations.” Please revise your presentation of historical and pro forma earnings per share accordingly to comply with Rule 11-02(b)(7) of Regulation S-X.

H. Christopher Owings
July 9, 2010

Response: With respect to the first bullet point above, the Company has revised its disclosure to indicate that the pro forma adjustments to the consolidated statements of operations do not include any estimate of severance obligations to employees of Culligan who are not offered employment upon completion of the Culligan Refill Acquisition. The Company has not completed its analysis of which employees, if any, will not be offered employment upon the completion of the acquisition. However, based on the contractual commitments, the maximum estimated severance obligation for the Company is approximately $1.7 million. See page 44.
With respect to the second bullet point above, the Company has revised its pro forma statements of operations to present only the portion of its historical statements of operations through the line titled “Income (loss) from continuing operations.” As a result thereof, the Company’s presentation of historical and pro forma earnings per share now complies with Rule 11-02(b)(7) of Regulation S-X. See pages 12 and 43.
Spin-Off of Prima Bottled Water, Inc. and Related Transactions, page 136
7.	We note your response to comment 21 in our letter dated June 21, 2010. Please provide a detailed legal analysis that demonstrates the basis for your claim of Section 4(2) and Rule 506 exemption. Include in your analysis how you verified that each investor was an accredited investor.
Response:
FACTUAL BACKGROUND OF SPIN-OFF
As described in the Registration Statement and in prior correspondence with the Staff, on December 31, 2009, the Company distributed all of the issued and outstanding shares of common stock of its wholly-owned subsidiary, Prima Bottle Water, Inc. (“Prima”), to the holders of its Series A and Series C convertible preferred stock and common stock on a pro rata basis assuming the conversion of all Series A and Series C convertible preferred stock into common stock (the “Spin-off”). Recipients of the Prima shares included the Company’s directors, officers and holders of more than five percent of its voting securities, but only in direct proportion to each individual’s ownership of Series A and Series C convertible preferred stock and common stock at the time of the Spin-off. An aggregate of 57,950,457 shares of Prima common stock were issued in the Spin-off, approximately 88.5% of which was issued to the Company’s directors, executive officers and holders of greater than 5% of any class or series of its common or preferred stock.
Shares of Prima common stock were issued to 66 stockholders of the Company, 63 of which have previously represented to the Company in writing in connection with their purchase of securities of the Company that they were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.1 The other three stockholders are former employees who are

[1]	The Company has reviewed its records and determined that only 63 of the 66 stockholders who received shares of Prima common stock in the Spin-off had previously represented to the Company in writing that they were accredited investors. The other three stockholders are former employees of the Company who acquired common stock of the Company upon their exercise of stock options in transactions exempt under Rule 701 of the Securities Act. Given the nature of the transaction in which these employees acquired their shares of common stock of the Company, these employees did not certify that they qualified as accredited investors.

H. Christopher Owings
July 9, 2010

familiar with the Company, Prima and their operations. Senior executives of the Company had significant business and personal relationships with most of these stockholders prior to their investment in the Company. Additionally, while the Company did not verify each stockholder’s continuing status as an accredited investor at the time of the Spin-off, none of the Company’s executive officers had any reason to believe that any of the 63 stockholders receiving shares of Prima common stock in the Spin-off who had previously provided an accredited investor certification no longer qualified as such an accredited investor.
For the fiscal year ended December 31, 2009, Prima had net sales of $561,000 and a net loss of $3.7 million. As of December 31, 2009, Prima had total assets of $4.6 million and total liabilities of $1.3 million. Subsequent to December 31, 2009, Prima transferred its assets to an unrelated third party in exchange for a minority ownership interest and, as a result, is currently a non-operating entity.
The business purpose of the Spin-off was to divest the Company of certain of its non-core assets and operations related to the sale of bottled water in single-serve containers. The Company’s strategic focus had shifted since it originally determined to pursue this line of business and management of the Company did not believe that it was appropriate for the Company to divert further time, energy or resources to the sale of bottled water in single-serve containers. The Company believed the Spin-off would allow the management of each of its businesses to focus solely on its particular business and would permit Prima to pursue certain strategic relationships that it could not otherwise pursue as a subsidiary of the Company. Prima had been operating at a significant loss and, as an alternative to the Spin-off, the Company had considered simply suspending Prima’s operations and liquidating its assets.
The stockholders of the Company did not provide any cash consideration for their shares of Prima common stock nor did they have the right to vote on or consent to the Spin-off. Instead, the Spin-off was approved by the Company’s board of directors and effected in accordance with the Company’s Fourth Amended and Restated Certificate of Incorporation as in effect on the date of the Spin-off. Pursuant to such Fourth Amended and Restated Certificate of Incorporation, the holders of the Company’s Series B preferred stock were not entitled to any dividends or distributions from the Company other than a cash dividend of $.10 per annum paid on a current basis or a cash dividend accrual in certain circumstances of $.15 per share per annum. As a result, the holders of the Company’s Series B preferred stock were not entitled to and did not receive any shares of Prima common stock in the Spin-off. Instead, the shares of Prima common stock were distributed to the holders of the Company’s Series A and Series C convertible preferred stock and common stock as contemplated by the Company’ Fourth Amended and Restated Certificate of Incorporation. Finally, since Prima was a wholly-owned subsidiary of the Company, no person other than holders of Series A and Series C convertible preferred stock and common stock of the Company received shares of Prima common stock in the Spin-off.
Prior to and after the Spin-off on December 31, 2009, both the Company and Prima were non-reporting companies under the Securities Exchange Act of 1934, as amended. The Company provided its stockholders with notices providing limited information regarding the Spin-off before and after it was effected. Specifically, in a letter dated October 26, 2009 in which the Company’s Chief Executive Officer provided stockholders with an update on a variety of developments, he briefly informed stockholders of certain strategies being employed in connection with the Prima business, including the possibility of it being spun out of the core Primo business. On February 16, 2010, in another letter to stockholders, the Company’s Chief Executive Officer advised the stockholders that the Spin-off had occurred and described certain of the business reasons for the Spin-off. The Company also provided its stockholders with certain income tax reporting information with respect to the Spin-off in March 2010. Further, all of the stockholders of the Company had the opportunity to ask questions and seek information regarding the Company, Prima and the Spin-off.

H. Christopher Owings
July 9, 2010

Shares of Prima common stock are restricted securities and certificates representing such shares bear the following legend:
THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.
In addition, Prima’s bylaws subject proposed transfers of Prima common stock to a right of first refusal in favor of Prima. There is no public market for Prima common stock, and no shares of Prima common stock have been transferred since the Spin-off was effected December 31, 2009 other than one transfer by a stockholder between trusts and another transfer by one stockholder to family members. The Spin-off was not designed to and did not create a trading market in Prima common stock.
ANALYSIS
Section 4(2) of the Securities Act of 1933, as amended, provides that the registration requirements of Section 5 of the Securities Act do not apply to “transactions by an issuer not involving any public offering.” Section 4(2) was designed to exempt those transactions from registration where there is no practical need for registration or where the public benefits of requiring registration under the Securities Act are too remote. As subsequently construed, courts have looked to a number of factors in determining the availability of the Section 4(2) private offering exemption.
To determine whether an offering falls within the Section 4(2) exemption, the Supreme Court set forth a two-part test to be met by the issuer: (i) no offeree must need the protection afforded by registration and (ii) each offeree must have access to the kind of information that would be provided in a registration statement. See SEC v. Ralston Purina Co., 346 U.S. 119 (1953). The following factors have been used by the Commission and courts to determine whether the Ralston Purina test is satisfied:
•	the number of offerees and their relationship to each other and the issuer;

•	the number of securities offered and the size of the offering;

•	the manner of the offering;

•	the sophistication and experience of the offerees;

•	the nature and kind of information provided to offerees or to which offerees have access; and

•	the actions taken by the issuer to prevent the resale of securities.

H. Christopher Owings
July 9, 2010

The following section analyzes the particular facts and circumstances of the Spin-off in light of these factors:
Number of Offerees and Their Relationship to Each Other and the Issuer.
A total of 66 stockholders of the Company received shares of Prima common stock in the Spin-off. The Company and Prima have a preexisting relationship with each of these stockholders as a result of their past investment in the Company. Many of the stockholders are also directors, officers and employees of the Company or are otherwise related to or affiliated with such directors, officers and employees and have a preexisting relationship with the Company and Prima by virtue of these relationships. Sixty-three of these stockholders have previously represented to the Company in writing in connection with their purchase of securities of the Company that they were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. The other three stockholders are former employees who are familiar with the Company, Prima and their operations. Each of the 66 stockholders regularly receives information regarding the Company and its operations, business and prospects. Senior executives of the Company had significant business and personal relationships with most of these stockholders prior to their investment in the Company. An aggregate of 57,950,457 shares of Prima common stock were issued in the Spin-off, approximately 88.5% of which was issued to the Company’s directors, executive officers and holders of greater than 5% of any class or series of its common or preferred stock.
Additionally, while the Company did not verify each stockholder’s continuing status as an accredited investor at the time of the Spin-off, none of the Company’s executive officers had any reason to believe that any of the 63 stockholders receiving shares of Prima common stock in the Spin-off who had previously provided an accredited investor certification no longer qualified as such an accredited investor. No person other than holders of Series A and Series C convertible preferred stock and common stock of the Company received shares of Prima common stock in the Spin-off. Further, no third parties were solicited to purchase securities in Prima as part of the Spin-off.
Number of Securities Offered and Size of the Offering.
The Spin-off was effected on a pro rata basis and was structured such that each holder of the Company’s Series A and Series C convertible preferred stock and common stock received that number of shares of Prima common stock equal to the number of shares of the Company’s common stock owned by such stockholders on an as-converted basis. As a result a total of 57,950,457 shares of Prima common stock were issued pursuant to the Spin-off.
The Spin-off was approved by the Company’s board of directors and effected in accordance with the Company’s Fourth Amended and Restated Certificate of Incorporation as in effect on the date of the Spin-off. The Company’s stockholders did not provide any cash consideration for their shares of Prima common stock nor did they have the right to vote on or consent to the Spin-off. To the extent the size of the offering is based upon the cash consideration paid for the securities, the size of the offering was zero. The Company notes that insofar as the size of the “offering” associated with the Spin-off is zero, such offering would qualify for exemption under Rule 504 of Regulation D under the Securities Act relating to offerings of less than $1.0 million during a twelve-month period.

H. Christopher Owings
July 9, 2010

Manner of the Offering.
Only holders of the Company’s Series A and Series C convertible preferred stock and common stock received shares of Prima common stock in the Spin-off. No unaffiliated third parties received shares of Prima common stock in the Spin-off or were otherwise solicited to purchase shares of Prima common stock as part of the Spin-off. There was no general advertising or general solicitation in connection with the Spin-off.
Sophistication and Experiences of the Offerees.
Shares of Prima common stock were issued to 66 stockholders of the Company, 63 of which had previously represented to the Company in writing that they were “accredited investors” within the meaning of Rule 501 of Regulation D. Each of these 63 stockholders had also generally provided representations in connection with its investment in Primo to the effect that (a) it had such knowledge and experience that it was capable of evaluating the merits and risks of investing in the Company and making an informed investment decision with respect thereto, (b) it could bear the economic risk of an investment in the Company’s securities including the complete loss thereof, (c) its investment in the Company was suitable for it based upon its financial situation, (d) it had adequate means of providing for possible contingencies and needs, had no need for liquidity and could afford the loss of its entire investment and (e) it acknowledged that the Company had made available all records, documents and other materials requested by it and that it had had the opportunity to ask questions regarding the Company’s securities and its business, management and financial affairs. The other three stockholders are former employees who are familiar with the Company and its operations. Senior executives of the Company had significant business and personal relationships with most of these stockholders prior to their investment in the Company.
Nature and Kind of Information Provided to Offerees or to Which Offerees Have Access.
The Company provided its stockholders with notices providing limited information regarding the Spin-off before and after it was effected. Specifically, in a letter dated October 26, 2009 in which the Company’s Chief Executive Officer provided stockholders with an update on a variety of developments, he briefly informed stockholders of certain strategies being employed in connection with the Prima business, including the possibility of it being spun out of the core Primo business. On February 16, 2010, in another letter to stockholders, the Company’s Chief Executive Officer advised the stockholders that the Spin-off had occurred and described certain of the business reasons for the Spin-off. The Company also provided its stockholders with certain income tax reporting information with respect to the Spin-off in March 2010.
The Company does not believe that the stockholders receiving Prima common stock would have benefited from receiving a proxy statement, information statement, private placement memorandum or similar disclosure document prior to the Spin-off in the Company’s particular circumstances. The Company’s stockholders did not pay any cash consideration in connection with the Spin-off nor were they entitled to vote on the Spin-off. Instead, the Spin-off was simply implemented following its approval by the Company’s board of directors without any participation or decision-making by its stockholders.
Finally, all of the stockholders of the Company had the opportunity to ask questions and seek information regarding the Company, Prima and the Spin-off.
Actions Taken by the Issuer to Prevent the Resale of Securities.
As described above, shares of Prima common stock are being treated as restricted securities and certificates representing such shares bear the legend described above to the effect that the shares have not been registered under the Securities Act and may not be sold or otherwise disposed of unless a registration statement is in effect or an exemption from registration is otherwise available. In addition, Prima’s bylaws subject proposed transfers of Prima common stock to a right of first refusal in favor of Prima. There is no public market for Prima common stock, and no shares of Prima common stock have been transferred since the Spin-off was effected December 31, 2009 other than one transfer by a stockholder between trusts and another transfer by one stockholder to family members. The Spin-off was not designed to and did not create a trading market in Prima common stock.

H. Christopher Owings
July 9, 2010

*           *           *           *
In light of the foregoing analysis, the Company believes that even if the distribution of shares of Prima common stock were deemed to constitute a “sale” within the meaning of Section 2(3) of the Securities Act, such sale would nonetheless be exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereunder.
Finally, the Company notes that if the Spin-off were deemed to involve a “sale”, if such sale did not comply with the registration requirements of Section 5 of the Securities Act and if the Company’s stockholders did in fact have rescission rights under Section 12(a)(2) of the Securities Act with respect to the Prima common stock they received, such rescission rights would not be meaningful as the stockholders did not provide any cash consideration or have the right to vote on the Spin-off. Instead, should any such stockholder exercise any rescission rights, such stockholder would be entitled to surrender shares of Prima common stock to the Company and receive nothing in exchange for such shares in light of the fact that no consideration was paid.
Primo Water Corporation Annual Financial Statements, page F-2
Notes to Consolidated Financial Statements, page F-7
Note 1. Description of Business and Significant Accounting Policies, page F-7
Revenue Recognition, page F-7
8.	We have reviewed the revisions made in response to the second bullet point of comment 22 in our letter dated June 21, 2010; however, your revised disclosure appears to contradict your response to comment 18 in your letter to us dated June 4, 2010. Your response indicates that instantly redeemable coupons and rebates are netted against sales and that your coupons for free three- or five- gallon water are recognized within cost of sales. Your current disclosure which states: “In addition, we offer certain incentives such as coupons and rebates, including coupons for a free three-or five-gallon bottle of our water with the purchase of one of our water dispensers, that are netted against and reduce net sales in the consolidated statements of operations.” suggests that all your incentives are netted against sales. Please revise or clarify.
Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that the costs referred to in comment 18 of the Company’s letter dated June 4, 2010, are the inventory, bottle and distribution related costs of the bottled water, not the cost or value of the coupon. When a consumer redeems a coupon for a free three- or five- gallon bottle of water, the Company offsets the coupon against the amount otherwise billable to the retailer such that no net revenue is recognized on the “sale” of the free three- or five- gallon bottle of water.

H. Christopher Owings
July 9, 2010

Additional Revisions Made in the Amendment
For the convenience of the Staff, the Company notes below certain additional updating and other changes reflected in the Amendment.
•	The Company has updated the description of its new senior revolving credit facility to reflect what it believes will be the material terms of this facility. See pages 57 and 58.

•	The Company has updated the descriptions of the expiration dates of its warrants to purchase shares of common stock issued in connection with its Series C convertible preferred stock and Series B preferred stock to reflect certain recent changes approved by its board of directors. See pages 10, 36, 38, 39, 141 and 147.

•	The Company has revised its Principal Stockholders and Related Party Transactions sections to include Murphy Alternative Investments, LLC as a 5% holder. See pages 129-131, 134 and 136-138.

•	The Company has revised its description of the conversion of the Series C convertible preferred stock in “Description of Capital Stock” to describe an adjustment mechanism that will be applied to the conversion ratio if the initial public offering price is between $1.00 and $1.25 per share (without giving effect to the Company’s anticipated reverse stock split). The adjustment mechanism was recently approved by the Company’s board of directors and is being submitted to the Company’s stockholders for their approval. See page 139. The Company believes the initial public offering price of its common stock will be such that the adjustment mechanism will not be implicated.
*      *      *

H. Christopher Owings
July 9, 2010

     We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call me at (704) 331-7406 with any questions you may have regarding this letter.
Very truly yours,
/s/ Sean M. Jones
Sean M. Jones

cc:	Lilyanna L. Peyser, Attorney Advisor (Securities and Exchange Commission) (4 copies) Mark Castaneda (Primo Water Corporation)

D. Scott Coward (K&L Gates LLP)

Rachel W. Sheridan (Latham & Watkins LLP)